JRSIS HEALTHCARE CORPORATION

July 9, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

Joel Parker

Christina De Rosa

John Krug

Jeffrey P. Riedler, Assistant Director

Re: JRSIS Health Care Corporation

Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-194359

Ladies and Gentlemen,

JRSIS Health Care Corporation (the “Company” or “JRSIS”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.3 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated June 19, 2014 (the “Comment Letter”), and information and page references to locations within the Amendment where responsive disclosure can be found. We have also attached a redlined.pdf of the narrative portion of the Amendment for the Staff’s convenience.

Comment Letter Dated June 19, 2014

Amendment No. 3 to Form S-1, filed on March 6, 2014

Prospectus Summary, page 1

1.	We note your response to our prior comment 5. However, we note that a summary of the company’s biggest risks has not been added to the Prospectus Summary section that covers page 1 through 14. Please move the brief summary of the biggest risks associated with your business from the Risk Factors section on page 15 to the Prospectus Summary section.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on page 14, 15 and 62. The brief summary of the biggest risks associated with our business from the Risk Factors section on page 15 have been moved to the Prospectus Summary section on page14.

JRSIS HEALTHCARE CORPORATION

Risk Factors, page 15

“ If we ar e unable to pa y f or services timel y…,” p a ge 16

2.	We note your response to our prior comment 7. Please distinguish between a general lien and “men’s and workmen’s liens” and provide an explanation or example of how these could affect your business.

Response:

In response to the Staff’s comments. We only apply to a general lien. “men’s and workmen’s liens” is not applicable to us. It is revised within the Prospectus Summary on page 16.

We may be subject to bank liens in the event that we default on loans from banks, if any. As a participant of the direct healthcare services industry, we do not have any bank loan existing. This is solely because the hospital buildings are highly restricted to be pledged as collaterals to obtaining loans from Chinese banks.

Risks Relating to Our Common Stock, page 22

3.	We note your response to our prior comment 9. Please remove your statements on pages 12, 22 and 60 that “Section 107 of the JOBS Act provides that our decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable.” Only the decision to opt out is irrevocable.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on page 12, 22 and 60.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act.  This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result, our financial statements may not be comparable to companies that comply with public company effective dates.  The decision to opt out is irrevocable.

Use of Proceeds, page 26

4.	We note your response to our prior comment 11. Please expand your disclosure here to disclose how you will use the anticipated proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold.

•	The priority of expenditures if the entire offering is not sold, e.g. how will you allocate various levels of funding for new equipment or decorations;
•	The fact you have no current commitment for alternative funding; and
•	How alternative sources of capital may affect your financial condition and results of operations.

Please format your response in the same tabular format that you have provided for the allocation of 100% of the proceeds from the offering.

JRSIS HEALTHCARE CORPORATION

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on page 26.

Our estimated priority of expenditures:

Approximate Allocation of Net Proceeds
% and amount of the securities offered by the company are sold.	25%	$801,169.48	50%	$1,718,743.85	75%	$2,636,318.23	100%	$3,553,892.60
Decoration of new building		801,169.48		1,718,743.85		2,000,000.00		2,000,000.00
Expansion of medical facilities & purchases of new medical equipment						636,318.23		1,553,892.60
Total		$801,169.48		$1,718,743.85		$2,636,318.23		$3,553,892.60

Currently, we do not have any commitment for alternative funding. Alternative sources of capital such as bank or private loan may increase our financial expense and may decrease our net profit margin of 8% (based on bank average interest rate in China).

Certain Relationships and Related Transactions, page 46

5.	We note your response to our prior comment 22. Please expand the discussion to disclose the approximate dollar value of the amount involved in the acquisition of Junsheng Zhang’s and Yanhua Xing’s interests in JHCL.

Response:

In response to the Staff’s comments. Please see the Certain Relationships and Related Transactions within the Prospectus Summary on pages 46.

On December 20, 2013, JHCC issued an aggregate of 12,000,000 shares of its common stock to the shareholders of JHCL in exchange for all 50,000 common stock of JHCL. For the purpose of the exchange, JHCL’s common shares had a book value of $1 per share for total of $50,000 in comparison with JHCC’s 12,000,000 shares at $0.001 per share for total amount of $12,000. The amount difference between the two considerations is $38,000. Please see “JRSIS HEALTH CARE CORPORATION CONSOLIDATED BALANCE SHEETS” ” Additional paid-in capital” on page F-3. Only one of the three shareholders of JHCL is also our officer and director and the shares were issued as follows:

Name of shareholders	Dollar value of the amount involved in JHCC*		Dollar value of the amount Involved in JHCL**
Junsheng Zhang	11,160,000 shares	$11,160	46,500shares	$46,500
Yanhua Xing	588,000 shares	$588	2,450shares	$2,450
Weiguang Song	252,000 shares	$252	1,050shares	$1,050
Total	12,000,000shares	$12,000	50,000shares	$50,000

*$0.001 par value per share

**$1 par value per share

Consolidated Financial Statements General

6.	Please refer to prior comment 24. We continue to have difficulty in understanding the basis for your accounting treatment and financial statement presentation for the joint venture investment agreement. Please provide us the following information.

JRSIS HEALTHCARE CORPORATION

•	Please clarify what you mean by “reverse merger under common control” and whether your accounting for the joint venture investment agreement followed guidance in ASC 805-40 or guidance in ASC 805-50. Also, explain the expected timing and circumstances governing completion of your “cooperation restructuring,” as described on page F-7.

Response: In response to the Staff’s comments. We have deleted “reverse acquisition” and revised descriptions on pages F-8 and F-27. Our accounting for the joint venture investment agreement followed guidance in ASC805-50.

According to the State Administration for Industry & Commerce of the People’s Republic of China Guofa〔2014〕No.7 new regulation for the registered capital registration. This regulation states that registration of the registered capital is no longer required. Companies are released from capital payment before obtaining the applicable business license. We have obtained joint venture business license under this new regulation on July 8, 2014. Thus we have already completed “cooperation restructuring” before the submission of this response letter.

•	Explain how your presentation of comprehensive income attributable to the non- controlling interest, which appears to indicate that you did not control Jiarun during 2013 and 2012, is consistent with guidance in ASC 805-50.

Response: In response to the Staff’s comments. We have revised on page F-8, F-19, F-26, F-39.

According to the joint venture supplemental agreement, the comprehensive income of Jiarun will be attributable to the non-controlling interest up to June 30, 2013. From July 1, 2013, the comprehensive income from Jiarun will be attributable to retained earnings and non-controlling interest for 70% and 30% respectively.

•	Tell us if the joint venture investment agreement is legally-binding. If not, explain the factors that you considered in including Jiarun in your historical financial statements, as if this acquisition had been completed.

Response: In response to the Staff’s comments. Please kindly find on page F-7.

The Joint venture investment agreement was approved by the Ministry of Health of Heilongjiang on May 21, 2013; the approval certificate will be due on May 21, 2015. Therefore, the joint venture investment agreement is legally binding.

•	Tell us the date when you expect to make the 20% payment required under the joint venture investment agreement and the date when you expect to receive the license to be issued by the PRC regulatory authorities.

Response: In response to the Staff’s comments. We have revised on page F-7, F-8, F-19, F-23, F-24 and F-38.

Jiarun have obtained joint venture business license on July 8, 2014. We have already completed “cooperation restructuring”.

JRSIS HEALTHCARE CORPORATION

•	Tell us the expected funding source for the remaining 80% cash payment obligation under the joint venture investment agreement and the legal and financial statement impact resulting from your inability to meet this future obligation.

Response: In response to the Staff’s comments.

We are expecting to pay the remaining 80% cash obligation under the joint venture investment agreement by sale of our common shares which this prospectus communication relates. However, we may need to apply for extension for our obligation if we cannot pay the remaining 80% cash on time. We may also face difficulties to consolidate the financial statements, as the Trade and Industry Bureau may disqualify us for incompletion of the Joint venture agreement. As a result, we may lose the controlling position to Jiarun for failure to inject the agreed capital on time. In the event we cannot pay the remaining 80% cash for any financial reason, we plan to use 70% of the retained earnings (since July 1, 2013) as the consideration to complete the investment as second alternative.

7.	Please provide the following information, regarding the rights held by Mr. Zhang to transfer 100% of Runteng shares to himself at any time and those rights held by Mr. Zhang, Ms. Tang and Mr. Song to transfer 100% of the CRMG shares to themselves at any time.

•	Describe the current status of these rights. If they still exist, describe their business and legal purpose.

Response: In response to the Staff’s comments.

As of December 20th, 2013, these rights were terminated as a result of all shares at issue being transferred to Mr. Zhang, Ms. Tang and Mr. Song. The agreement is no longer in force and effect. The reference to it in our audit report is for historical purposes only.

•	Explain the terms governing the requirement that “Mr. Zhang and Ms. Tang were to both inject their personal assets into CRMG,” as disclosed on page F-8. Tell us how this requirement was or will be fulfilled.

Response: In response to the staff's comments, we have deleted the explanations on page F-8 and F-25. " As consideration for the CRMG shares, Mr. Zhang and Ms. Tang were to both to inject their personal assets into CRMG in exchange for the shares of CRMG”. As the agreement is no longer in effect we considered it is not relevant..

Explain the factors that you considered in determining the accounting treatment for these rights and the factors that you considered in concluding that given the existence of these rights, the sales of Runteng and CRMG shares represented completed and not contingent transactions.

Response: In response to the Staff’s comments.

As the rights do not exist anymore, we do not need consider them in determining the accounting treatment for these rights.

•	Describe consideration, if any, to be paid upon exercise of these rights.

Response: In response to the Staff’s comments.

There was no consideration paid to exercise these right.

Consolidated Statements of Operations and Comprehensive Income, page F-4

8.        Please refer to prior comment 25. Please tell us why you have not reflected the 12 million shares as outstanding for all periods presented.

Response: In response to the Staff’s comments. We have revised our statement on page13, 14, 33, F-3, F-4, F-5, F-18, F-21, F37, 61 and 62, we have reflected the 12 million shares as outstanding for the periods of 2013 and 2012.

JRSIS HEALTHCARE CORPORATION

Consolidated Statements of Shareholde rs’ Equit y, page F -5

9.	Please refer to prior comment 26. Please tell us why retained earnings, other comprehensive income and additional paid-in capital have zero balances at December 31, 2012, when your response indicates that they should represent the historical amounts of the accounting acquirer.

Response:

In response to the Staff’s comments. We have revised our statement on page 13, F-3, F-5 and 61.

On June 01, 2013, Junsheng Zhang, the owner of Jiarun Hospital, entered into a supplemental agreement with Runteng for the attribution of accumulated retained earnings of Jiarun. In which, the retained earnings of Jiarun will be 100% attributed to Junsheng Zhang up to June 30, 2013. From July 1, 2013, the income of operations from Jiarun will be attributed to Runteng and Junsheng Zhang for 70% and 30% respectively. Therefore, retained earnings and other comprehensive income have zero balances at December 31, 2012.

On 20th of December, 2013, by and among JRSIS HEALTH CARE CORPORATION (the “JHCC”) and JRSIS HEALTH CARE LIMITED (the “JHCL”) and the shareholders of JHCL, Junsheng Zhang, Yanhua Xing and Weiguang Song have entered a share exchange agreement. We credited additional paid-in capital for $38,000 in this exchange on December 31,2013. We credited additional paid-in capital for $(12,000) to common stock adjustment at the beginning of the period of consolidated financial statements. Therefore, additional paid-in capital has $(12,000) balances at December 31, 2012.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Organization, page F-7

10.	Please refer to prior comment 27. You state that “we credited paid-in capital for $2,403,736. However, the actual credit appears to have been $2,341,693. Please explain this apparent inconsistency. Also, tell us why you debited paid in capital for $1,639,185 and then credited paid-in-capital for $2,341,693, when it appears that you should have credited paid-in-capital for only $702,508, which is equal to the amount of cash received. Also, tell us how much gross cash was received.

Response: In response to the Staff’s comments. It was revised within the Prospectus Summary on pages F-7& F-24.

Breakdown of received paid-in-capital:

	Capital paid by
Receiving date	Cash	Equipment	Non-controlling interest	Total
February 20,2006	18,613	43,430	-	62,043
June 3,2013	702,508	-	1,639,185	2,341,693
Total	$721,121	$43,430	$1,639,185	$2,403,736

L.Capital	lease obligation and deposit for capital leases, page F-12

JRSIS HEALTHCARE CORPORATION

11.	Please refer to prior comment 28. Please explain to us when the lease premium will be paid and, given the Lessor’s return obligation, your planned accounting treatment for this payment.

Response: In response to the Staff’s comments. We have revised on page F-12 and F-31.

According to the Financial Leasing Contract, Jiarun has committed CNY 3 million ($490,677) of premium for lease which shall be paid in full prior to commencement of the leasing period to the Leasor. In accordance to accounting principles and treatment, this payment was booked as deposit in our accounts. The Leasor shall return the premium for lease to the Leasee at expiration of this Contract, or pledge this deposit as part of rents for the last period in 2043.

Securities and Exchange Commission

July 09, 2014

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/	Jun Sheng Zhang
Jun Sheng Zhang
President